Exhibit 3.1

FIRST AMENDMENT TO

SECOND AMENDED AND RESTATED BYLAWS

OF

ARCIMOTO, INC.

In accordance with resolutions adopted by the Board of Directors of Arcimoto, Inc., an Oregon corporation, (the “Company”), the Second Amended and Restated Bylaws of the Company, adopted July 21, 2017 (the “Bylaws”) are hereby amended as set forth in this First Amendment to Second Amended and Restated Bylaws, effective December 18, 2020.

AMENDMENT

1. Article II, Section 2.1 of the Bylaws is deleted in its entirety and replaced with the following:

“2.1 Number of Directors. The Company’s business and affairs shall be managed and controlled by a Board of Directors. The Board of Directors shall consist of not less than five or more than nine directors. A majority of the Board of Directors shall be Independent Directors, determined in accordance with NASDAQ standards. The number of directors shall be determined from time to time by resolution of the Board of Directors. Each director shall hold office until the earliest of: (a) the election of the director’s successor; (b) the director’s death; or (c) the resignation or removal of the director in accordance with these Bylaws.”

2. Except as amended hereby, all terms and provisions of the Bylaws shall remain in full force and effect.

CERTIFICATION OF BYLAWS

The foregoing First Amendment to Second Amended and Restated Bylaws of Arcimoto, Inc., together with the Second Amended and Restated Bylaws of Arcimoto, Inc., are the Bylaws of the Corporation, and are certified to have been adopted by the Board of Directors of the Corporation effective as of the 18th day of December, 2020.

/s/ John W. Dorbin, Jr.
John W. Dorbin, Jr.
General Counsel and Secretary